UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9) 1

Forward Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

349862300

(CUSIP Number)

Frank LaGrange Johnson,

570 Lexington Avenue, 27th Floor

New York, New York 10022

(212) 993-7057

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON

LAGRANGE CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,478
	8	SHARED VOTING POWER

- 0 -
	9	SOLE DISPOSITIVE POWER

433,478
	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

433,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON

LAGRANGE CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,478
	8	SHARED VOTING POWER

- 0 -
	9	SOLE DISPOSITIVE POWER

433,478
	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

433,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,370
	8	SHARED VOTING POWER

- 0 -
	9	SOLE DISPOSITIVE POWER

94,370
	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON

LAGRANGE CAPITAL ADMINISTRATION, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,370
	8	SHARED VOTING POWER

- 0 -
	9	SOLE DISPOSITIVE POWER

94,370
	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON

FRANK LAGRANGE JOHNSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 527,848
	8	SHARED VOTING POWER

- 0 -
	9	SOLE DISPOSITIVE POWER

527,848
	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

527,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 349862300

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Capital Partners and Capital Partners Offshore Fund were purchased with working capital in open market purchases, except as otherwise noted herein. The aggregate purchase price of the 527,848 Shares beneficially owned in the aggregate by Capital Partners and Capital Partners Offshore Fund is approximately $1,230,770.43, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 24, 2012, the Shareholders (as defined in the Option, as hereinafter defined) exercised a right to put an aggregate of 506,733 Shares at $1.80 per Share (the “Option”) to Terence Bernard Wise (the “Purchaser”) for an aggregate purchase price of $912,119.40.

The foregoing description of the Option is qualified in its entirety by reference to the full text of the Option which was attached as exhibit 99.2 to that certain Amendment No. 8 to Schedule 13D, as filed with the Securities Exchange Commission on December 12, 2011, and which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,105,185 Shares outstanding as of August 8, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 20, 2012.

As of the close of business on October 24, 2012, Capital Partners and Capital Partners Offshore Fund beneficially owned 433,478 Shares and 94,370 Shares, respectively, constituting approximately 5.3%, and 1.2%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 433,478 Shares beneficially owned by Capital Partners, representing approximately 5.3% of the Shares outstanding.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

Capital Administration, as the investment manager of Capital Partners Offshore Fund, may be deemed to beneficially own the 94,370 Shares beneficially owned by Capital Partners Offshore Fund, representing approximately 1.2% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned by Capital Partners Offshore Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 527,848 Shares beneficially owned in the aggregate by Capital Partners and Capital Partners Offshore Fund, representing approximately 6.5% of the Shares outstanding.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners and Capital Partners Offshore Fund, except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons. All of such transactions were effected pursuant to the exercise of the put right under the Option, the terms of which are described in Item 4.

7

CUSIP NO. 349862300

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 24, 2012, the Reporting Persons exercised the put right under the Option with Terence Bernard Wise, the terms of which are described in Item 4.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

8

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 25, 2012	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C.
its General Partner

	By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its sole Member

LaGrange Capital Management, L.L.C.

By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C.
its Investment Manager

By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/S/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

/S/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

9

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Quantity (Sold)	Price Per Share ($)	Date of Sale

LAGRANGE CAPITAL PARTNERS, L.P.

Common Stock	(410,961)	1.80	10/24/2012

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	(95,772)	1.80	10/24/2012